UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
__________________
FORM 6-K
_____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

December 22, 2023
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

 1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

 001-41683
(Commission File Number)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	NI 43-101 Technical Report for the Jacobina Gold Mine, Bahia State, Brazil dated effective June 30, 2023
99.2	Consent of Martin Wafforn, P.Eng.
99.3	Consent of Camila Passos, P.Geo.
99.4	Consent of Americo Delgado, P.Eng.
99.5	Consent of Carlos Iturralde, P.Eng.
99.6	Consent of Matthew Andrews, FAusIMM

 Cautionary Note to U.S. Investors Concerning Estimates of
Measured, Indicated and Inferred Resources

The Technical Report for the Jacobina Gold Mine, Bahia State, Brazil, with an effective date of June 30, 2023, included as Exhibit 99.1 hereto (the “Technical Report”), has been prepared and disclosed in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

This Technical Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (SEC). For example, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves 2014 (the CIM Definition Standards), adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Technical Report may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: December 22, 2023	By:
Delaney Fisher
SVP Associate General Counsel & Corporate Secretary